Exhibit II-12

Mitsubishi Estate Company, Limited's Document Relating to the Matters Specified in Article 794, Paragraph 1 of the Japanese Companies Law, dated February 12, 2009.

A fair and accurate translation of the material provisions of the first and second sections of the above-mentioned foreign language document is included in the Notice Concerning the Conclusion of a Share Exchange Agreement, dated February 5, 2009, attached as Exhibit I-1. A fair and accurate translation of the material provisions of the third section is included in the 2008 Annual Report of Towa Real Estate Development Co., Ltd., the text of which follows below. A fair and accurate translation of the material provisions of the fourth and fifth sections follows after the Annual Report.

TOWA

Annual Report 2008

TOWA REAL ESTATE DEVELOPMENT CO., LTD.

Profile

Founded in June 1957 as a developer of sites for residential building, Towa Real Estate Development Co., Ltd. entered the condominium business in April 1965. In the over four decades that have passed since then, we have continued to steadily develop this as our core business. As of March 31, 2008 we had supplied over 95,000 condominium units.

A condominium building is a landmark in the townscape for a long time. Since the launch of our condominium business, it has been our unchanging belief that buildings should enrich the urban scene, harmonizing with their surroundings and impressing with their appearance. Underpinning our condominium business is the desire to bring a smile to the faces of customers and their families who bought homes from us.

In June 2007, the Company celebrated the 50th anniversary of its founding. We are committed to not only providing our customers with comfortable living spaces, but also to building a more prosperous society through enhanced urban life and a better environment.

Corporate Statement

Doing everything to make our customers smile

Contents

2	Consolidated Financial Highlights
3	To Our Shareholders
4	Interview with the President
8	The new medium-term management plan
“Start Next 50”
10	Business Overview
14	Our Governance System
15	Management’s Discussion and Analysis
18	Financial Section
31	Organization
32	Corporate Data

BELISTA: A unified brand based on 50 years of experience and Towa’s commitment and ambition in condominium building

BELISTA

To commemorate the 50th anniversary of our founding, Towa Real Estate Development brought all its condominium brands under the unified BELISTA brand.

BELISTA combines the first letters of the English words Best, Life, and Stage. The new brand couples our achievements and experience of our over four decades in the condominium business with our latest vision of home-building for future generations. It is an expression of our belief in the importance of constantly asking what is the best living environment for people at various stages of their lives.

The BELISTA concept incorporates our commitment and our aspirations.

We will continue to create homes where customers’ satisfaction deepens with time, and which bring smiles to their faces.

You can count on the new BELISTA brand.

Consolidated Financial Highlights

Towa Real Estate Development Co., Ltd. and consolidated subsidiaries
For the years ended March 31

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
Operating results
Net sales	¥162,750	¥143,810	¥150,105	$1,624,416
Cost of sales	125,600	106,412	113,208	1,253,617
Gross profit	37,150	37,398	36,897	370,799
Selling, general and administrative expenses	24,361	19,054	20,476	243,148
Operating income	12,789	18,344	16,421	127,651
Income before income taxes	3,474	13,640	12,314	34,673
Net income	5,637	11,886	13,279	56,259

	Yen			U.S. dollars (Note 1)
Per share
Net income	¥35.76	¥92.20	¥105.62	$0.36
Net assets (Note 3)	21.31	(94.20)	(186.70)	0.21

	Millions of yen			Thousands of U.S. dollars (Note 1)
Year-end financial position
Current assets	¥251,464	¥211,209	¥217,467	$2,509,876
Total assets	292,811	250,509	264,234	2,922,554
Current liabilities	117,762	108,749	140,496	1,175,389
Long-term liabilities	132,991	108,580	100,936	1,327,389
Net assets (Note 3)	42,058	33,180	22,802	419,776
Performance indicators
ROE (%)	15.0	42.5	82.4
ROA (Note 2) (%)	4.9	7.5	7.4
Shareholders' equity ratio (%)	14.4	13.2	8.6
Other
Number of employees	1,043	1,012	951

Notes:  1. U.S. dollar amount have been translated from Japanese yen at the rate of ¥100.19 to U.S.$1.00, the approximate exchange rate prevailing on March 31, 2008
2. ROA = (Operating income + Non-operating income) ÷ Total assets (Average of beginning and end of the term)
3. Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries have adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (“Business Accounting Standard No.5, December 9, 2005”) and “Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet” (“Guidance for Business Accounting Standard No.8, December 9, 2005”).

To Our Shareholders

Start Next 50: The Next Half-Century

In March 2005, the Group compiled the TOWA Next Stage business plan for the three years from April 2005 to March 2008, with basic policies of stabilizing earnings from the condominium business and increasing own capital. We easily surpassed all our profit targets for the three-year period.

Following on from this success, in February 2008 the Group compiled the Start Next 50 medium-term management plan for the three years from the term ending March 2009. Under the BELISTA banner, we will further strengthen our integrated system in which purchasing of land, product planning, marketing, final delivery and after-sales service, and management of buildings, are handled on an integrated basis by each company in the Group. This enables us to provide condominiums that meet customer needs exactly and offer long-term residential comfort. We are also moving into businesses that will form profit drivers of the future, and positioning ourselves for sustained growth independent of social and market change.

Looking ahead to the next 50 years, all companies of the Group will work together to further improve enterprise value. We would like to thank our shareholders for their continued support in this endeavor.

Shigeatsu Sugiura	Noritada Terasawa
President	Chairman of the Board

Interview with the President

On the occasion of the 50th anniversary of the Company’s founding, our condominium brands were all brought under the BELISTA brand in 2007. A new medium-term management plan, Start Next 50, was compiled, calling for a strengthening of the condominium business, and development of new business areas to act as revenue drivers in the future.

Q
How did the Company perform in the year ended March 31, 2008?

Net sales on a consolidated basis totaled ¥162,750 million in the reporting period. Operating income came to ¥12,789 million, and net income was ¥5,636 million.

Sales increased. Total condominium units delivered in the mainstay condominium subdivision business increased by 482 units year-on-year to 4,223 units. However, cost of sales also increased due to the rising land acquisition and construction expenses. There was also an increase in sales, general and administrative expenses due to the increased length of time on the market. This is attributable to a recent tendency for customers to take longer to make a final decision on purchases.

Q
How did the condominium market perform in the year ended March 31, 2008?

Briefly, it was a year of great change, due to rising construction costs and the amendment of the Building Standard Law. In recent years, the real estate sector has enjoyed a strong tailwind, enabling Towa Real Estate Development to book record high profits in the previous year. However, in the first part of the reporting period we sensed the tide turning. The amended Building Standard Law has caused delay in condominium supply, and on top of that economic prospects were clouded by high oil prices, the subprime loan crisis in the US, and falling stock prices. That was compounded by a dampening of individual consumer sentiment due to rising prices against a background of stagnant household incomes.

Q
What policies did you follow to get the Company out of this situation?

In the Tokyo Metropolitan area, the Company introduced a business unit system. In our integrated model of business, we have begun to sense that departments within each business unit were coming closer together as having each business individually handle land-purchasing, product planning, marketing and delivery means that staff involved work closely together. In addition, departments get closer to the projects, and can oversee every stage, creating an environment where new thinking leads to even better products, with customer input relayed by sales staff.

In this way, we have been able to maintain our previous levels of profitability despite a difficult market environment.

Q
What impact has the amended building standard law had on your operations, and what measures do you plan to take?

The amended Law has caused delay in the acquisition of building permits, slowing down the whole process. Because of this, marketing launches have also been delayed compared with initial schedules. In addition, delays in construction works have meant a term-end concentration of completion dates for scheduled projects booked in the year ending March 31, 2009, because final-touch construction work gets crammed into a short space of time, making quality assurance a concern. To deal with this problem, and to enable us to attend closely to the details of each project, on April 1, 2008, we made some organizational changes, with the result that we strengthened the quality management system by transferring engineers and quality management staff from our Technology Department to each business unit.

Interview with the President

Q
What ambitions do you have for the BELISTA brand?

In June, 2007, the 50th anniversary of the Company’s founding, we brought all our condominium brands under the unified BELISTA brand. In the same month, we delivered our first BELISTA development and now have delivered a total of 16 developments under the brand. It may take a while to bring all our developments under the BELISTA brand, but I believe that we will soon see awareness of the brand spreading.

BELISTA combines the first letters of the English words Best, Life and Stage. It conveys a commitment to providing the best platform for lifestyle pursuits, and fulfillment of our mission of making our customers smile. BELISTA embodies the visions and aspirations we have nurtured in the 50 years since our founding and over our 40 years in the condominium business. It is not just a question of changing the name of the brand, or differentiating equipment and products; this is a genuine attempt to create a really cosy living environment.

The basis of the household is the home. The room layout and the fittings are both important, but what really matters is where and how you live. Every employee of the Company is always asking, “what can we do to make life more comfortable for the customer after moving in?” In addition, our salespeople always treat our customers properly, only persuading them to make a purchase after they have won their trust and understanding. This is what the BELISTA brand is all about. I believe this is the way to create cosy living environments for our customers.

Forton Hills Wins Excellence Award from the Japan Association for Real Estate Sciences

The Forton Hills condominium project consists of 888 housing units on a 62,500m2 site in Yokohama, Kanagawa Prefecture, of which approximately 25,500m2 is covered by natural woodland. The project also reserved around 15,200m2 for landscaping, meaning that 65% of the total site is covered with greenery. Urban living meets nature at Forton Hills.

Standing amid woodland, Forton Hills aims to create an environment in which community formation is readily fostered. As support measures for community formation before residents move in, Towa Real Estate Development organized events and published newsletters on an ongoing basis. An established community of residents has spontaneously come into being at Forton Hills.

In recognition of our achievements at Forton Hills, we received the 14th Excellence Award from the Japan Association for Real Estate Sciences in November 2007.

Q
What measures are you taking to differentiate yourself in the services rather than hardware?

In recent years the nuts-and-bolts side of condominium equipment and amenities has been very well catered for. For this reason, we are now proposing lifestyle solutions and supporting creation of communities before residents move in, to provide comfortable, enjoyable homes where people are happy to live.

In the large-scale Forton Hills project, which began accepting residents in 2006, we have taken great care to ensure, through landscape gardening and various communal facilities, harmony with nature by including large areas of woodland within the site. In addition, we have organized exchange events and parties to encourage formation of communities for residents before they move in. Forton Hills is a project that has realized the BELISTA ideal of offering a comfortable living space after customers move in, not only in nuts-and-bolts terms but also through a range of services, to build a community. In recognition of the initiatives we took in this project, it received the 14th Excellence Award from the Japan Association for Real Estate Sciences in fiscal 2007. The Company plans to continue to focus on this kind of community-building support in large-scale projects.

Q
What plans do you have for the future?

We have already seen some success in terms of promotion of joint businesses and provision of new products and services in our strategic partnership with Mitsubishi Estate Co., Ltd., an alliance launched in December 2004 that leverages the strengths of both parties. Three years have now passed. We agreed in December 2007 to strengthen our business and capital tie-up with Mitsubishi Estate, with the aim of pursuing further synergies, becoming a leader in the Japanese condominium sector, improving business results at both groups and strengthening our own financial position. In that connection, we increased our own capital through a private placement totaling approximately ¥10 billion underwritten by Mitsubishi Estate.

In the current term, the new medium-term management plan Start Next 50 will commence. Based on the new condominium brand BELISTA, we plan to further strengthen our condominium business over the next 50 years and also develop new business areas that will become drivers of earnings in the future and improve our enterprise value, based on our robust partnership with Mitsubishi Estate.

I would like to thank our stakeholders for their continued support for our endeavors.

The new medium-term management plan

Start Next 50

We have compiled a three-year Group medium-term management plan, starting in the year ending March 31, 2009. After agreeing to a strategic partnership, Towa Real Estate Development signed a capital alliance with Mitsubishi Estate in December 2004. Based on this alliance, both groups aim to leverage synergies and, through the Towa Next Stage three-year plan launched in the year ended March 31, 2006, improve earnings by finding ways to create a robust financial base invulnerable to external shocks, stabilize earnings in the condominium business, and accelerate a policy of selection and focus.

As a result, we achieved our profit targets for the year ended March 31, 2007, one year early, and have completed the three-year plan ahead of targets.

In June 2007, the Company celebrated its 50th anniversary. Our medium-term management plan Start Next 50 is a three-year framework for creating a platform for stable and sustainable growth into the future. As well as to adding to our portfolio of future earnings-driving businesses, we will position ourselves for stable growth into the future irrespective of changes in the social and market environment while retaining condominiums as our core competence.

Our Goals
• Taking the Plan as the starting point for the next 50 years, ensure long-term growth for the Company and its stakeholders

• Further steps to ensure steady profitability, provide ideal homes and adapt to social and market change

• Create new businesses in home-related businesses, and foster new profitability drivers after the condominium business

• Build an unshakeable base in the housing industry through our alliance with Mitsubishi Estate

Earnings Plan
(Consolidated)

		(Millions of yen)
	March 08	March 11
Net sales	162,750	229,000
Operating income	12,789	17,500
Ordinary income	9,263	12,000
Equity ratio	14.4%	17.0%
EBITDA	13,552	18,500
Net D/E ratio	289%	314%

Concrete Measures

Strengthen the Condominium Business	Build up awareness of and strengthen the BELISTA brand, and enhance product-planning and cost-reduction capabilities jointly with Mitsubishi Estate

Move into New Businesses	Enter new housing-related businesses, including residential site development, as well as the development of rental condominiums for possible use as investment targets by the REIT business
Help create attractive urban environments through multi-purpose (residential/commercial) developments

Strengthen brokerage and property management businesses	Strengthen retail operations and quantatively expand property management businesses

Systematic improvements in financial strategy and position	Strategy of systematic land-purchasing for high-quality and long-term projects
Build up retained earnings to further bolster the balance sheet

Maintain the dividend	Maintain the current annual payout of ¥3 per common share

•	Consolidate our leading positions (Towa and Mitsubishi Estate groups) in the condominium subdivision business

•
Improve product development and brand effect through aggressive promotion of high-quality, long-term projects and multipurpose developments that create attractive urban environments, thereby generating stable earnings from the condominium business

•	Strengthen brokerage operations and foster new businesses, to create a portfolio of businesses that can weather social and market change

•	Enhance enterprise value and assure stable growth into the long-term

How We See Our Business Portfolio Developing

･	Ensuring stable earnings in condominium businesses backed by strong brand effect
･	Growth of brokerage and property management businesses
･	Foster new businesses into earnings drivers

Business Overview

Based on its integrated business model, from acquisition of condominium sites through product planning, marketing and delivery, to after-sales and property maintenance services, Towa Group is united in its goal of crafting condominiums that exactly match customer needs.

Among Top 10 Condominium Developers for Past 16 Years

Towa’s rankings in the condominium development business testify to its abilities

According to Japan’s first authoritative real estate industry ranking, in 1973 Towa Real Estate Development came in at 13th, but the Company occupied second place in 1980 and again in 1981. As the graph below shows, over the 16 years from 1992 to 2007, inclusive, we consistently remained among the top 10 condominium developers in Japan. Thanks to our business performance over this period, we have acquired a solid reputation for trustworthiness within the industry.

Collection of information ~ land-use proposals

Towa Real Estate Development

Using our business expertise to gather market intelligence

The Company collects information about sites using information networks it has built up during the course of condominium development, such as financial institutions, other real estate companies, general construction companies and individual landowners. Condominium sites are acquired with due consideration given to factors such as location, environment, planning and price.

With regard to land acquisition, we focus on consulting services using expertise built up as a pioneer in areas such as “exchange method” condominiums (in which landowners and developers share benefits from extensions of property) and condominiums with fixed-period land-lease rights (designed to enable landowners to recover leased land after a pre-agreed period), to propose land-use solutions tailored to the needs of landowners. In addition, our ability to make proposals, supported by a strong track record, also comes into play when we draft basic condominium plans.

Leveraging Publicly-held Land Information and Redevelopment Projects

To more aggressively acquire condominium sites, the Company has a long-term business plan that takes a far longer perspective than is usual with land-use projects, hinging on use of staff with specialist knowledge and expertise in publicly-held land data analysis and redevelopment and reconstruction works. This will enable us to address the challenge of developing new types of land use.

Basic plan ~ product planning

Towa Real Estate Development

Providing the best basic plan for each plot of land

Diversified-concept condominiums, such as tower buildings in cities, family condominiums with a focus on community development and condominiums balancing urban convenience against security, as well as flexible building layouts for enhanced safety and comfort, and condominiums designed to fit in with surrounding environments — all these things are Company strengths. Based on this expertise, Towa drafts an optimized basic plan for a particular plot of land. We deliver satisfaction not only to landowners and residents, but also local communities and the environment.

Listening to the Customer, Down to the Last Detail

Towa puts the customer’s views first in its plans, at every stage. Design and marketing staff are involved from land acquisition to selection of exterior design and interior fittings, right down to planting design. Customers’ opinions, including residents’, are canvassed directly by sales staff, or via Company newsletters and on our website, and sales staff and design specialists (craftsmen, construction engineers and facilities providers) work as a team, sharing this information. This enables us to provide even more customer satisfaction.

Business Overview

Construction quality management

Towa Real Estate Development

In-house quality standards and specification manuals

Towa regards product quality and safety as its most important priorities, and has created its own specification guidelines as a developer. All construction materials and equipment are checked for durability, safety and liveability, including highly noise resistant slabs and flooring, exterior walls that use concrete layers to dampen noise from the outside or neighboring units, measures to cut noise from neighboring units, heat-blocking and anti-condensation measures using enhanced thermal-insulation materials and ventilation systems, and water supply and drainage systems with anti-flow back and anti-odor features enhanced by improved drainage functions. All these measures are covered by our manual, which is continuously updated and improved for better quality and convenience, enabling us to create condominiums that match customer needs even more closely.

Sales / Marketing

Towa Real Estate Development

Incorporating customer opinions into product planning and specifications

In marketing activities, the Company prioritizes dialog to win the trust and meet the expectations of customers considering a purchase, and assure long-term customer satisfaction after they move in.

Through our sales and marketing activities, our staff are able to constantly monitor customer’s opinions, wishes and reactions face-to-face, and then share this information with colleagues. This is then reflected in product planning and installation of facilities and equipment.

Serving as Customer Consultants

In our showrooms, we showcase our products from concept to use as a residence with actual images. Sales staff use models, panel displays and video. In our capacity as consultants we also answer propose solutions and answer questions that customers may have regarding lifestyle matters.

Since the 1970s, the Company has also moved ahead of its sector rivals in introducing its female housing advisers, who make detailed proposals based on a woman’s perspective.

After-sales service

Towa Real Estate Development

Direct After-Sales Service

The Company operates its after-sales service directly. This means we can respond in a very detailed way and very quickly to customers who wish to comment or consult over something. We are also working to reflect customer opinions more in our condominium building, thereby increasing customer satisfaction.

Condominium management and Renovation

Mitsubishi Jisho Towa Community

Mitsubishi Jisho Towa Community is a condominium general management company, which, as of April 2007, managed a total of approximately 140,000 units. It supplies general services for people and lifestyles in areas such as general building management, building and facilities renovation, insurance plans and daily goods retailing.

In general condominium management, it collects management fees and provides operational services, while building sound relationships with residents and housing cooperatives, to support residents’ day-to-day lifestyles and maintain and improve condominium asset values. It also provides maintenance and cleaning services, and maintenance and inspection services for electrical facilities such as elevators and emergency systems.

Brokerage services and Property management

Towa Real Estate Brokerage

Towa Real Estate Brokerage is a general residential “partner” with bases in the Tokyo, Kansai and Nagoya areas. Through its businesses of sales brokerage, rental agency, property management, consultancy, solutions and marketing agency, it meets a variety of market needs on the part of individuals, corporations, and investors. It helps customers with moves, land-use, asset-management and financial-planning matters.

In these “total support” services, drawing on the achievements and expertise of its own specialist departments and the broader Group, and its broad networks within and close links with local communities, Towa Real Estate Brokerage is able to gather fresh information from a wide range of sources. On the basis of marketing research, it can then offer flexible, fine-tuned service planning and proposal services. It enjoys a strong reputation as a “total adviser” in real estate brokerage.

Resort and Leisure business

Towa Nasu Resort Co.

In 1964, before the idea of annual holidays had established itself in Japan, the Company stole a march on rivals by launching development of the Towa Nasu Highland resort, with a total development area of 10 million m2 in the Nasu highlands of Tochigi Prefecture. Since then, the complex has developed into a general resort with approximately 1,400 holiday homes, an amusement park (Nasu Highland Park), sports facilities and lodgings (Towa Pure Cottage).

Our Governance System

Corporate Governance

Towa Real Estate Development is committed to the constant development and enhancement of corporate governance, so as to assure the transparency, soundness, and efficiency of management. Its objective is both to repay the confidence held in it by shareholders and all other stakeholders, and to be a good corporate citizen.

Our Board of Directors in principle meets at least once a month, to decide on the conduct of important business matters. As of June 27, 2008, there were 13 directors in-house. They undertake the exhaustive discussions that are essential to appropriate decision-making.

The Executive Committee, consisting primarily of senior directors, meets once a week to submit reports concerning conduct of business to senior management, enabling swift and appropriate action to be taken when needed.

The Company has a comprehensive system for internal auditing, with four statutory auditors (including three outside auditors) who attend important meetings of the Board of Directors and the Executive Committee, perform audits for the Company, and verify the legality and appropriateness of the conduct of business.

Compliance

To ensure rigorous compliance with the law, we have established a Legal Affairs Department. This specialized unit provides education and instruction for employees in all aspects of legal affairs and taxation. We are also strengthening our guidance mechanisms. We have established a Compliance Committee and a Compliance Charter, and provide guidance by educating all executives and regular staff in compliance matters. We have also established a risk management system under the Company chairman and president, with a set of procedures and a Risk Management Committee.

Management's Discussion and Analysis

Business Performance

In the year ended March 31, 2008, condominium units delivered in our mainstay condominium subdivision business totaled 4,223 units, an increase of 482 units year-on-year. However, the soaring land acquisition and rising construction expenses caused cost of sales to rise, and sales, general and administrative expenses also increased due to properties staying on the market for longer amid slower sales growth. In the Real Estate Brokerage Business, retail operations performed soundly on the back of moves to strengthen marketing including opening of new sales offices in the Kansai area (Senri in Osaka and Sannomiya in Kobe). In Other Businesses, leisure operations performed well generally, but we booked a decline in commissions for condominium planning under consignment contracts.

In this business environment, sales totaled ¥162,750 million (US$1,624,416 thousand), an increase of ¥18,940 million or 13.2% year-on-year, due largely to an increase in unit condominium units delivered in the condominium subdivision business.

Gross profit declined by ¥247 million or 0.7% year-on-year to ¥37,150 million (US$370,799 thousand) due to increased costs of sales chiefly in the condominium subdivision business. Operating income also fell, by ¥5,554 million or 30.3%, to ¥12,789 million (US$127,651 thousand), due to an increase in SG&A expenses as the pace of sales.

The Company booked an extraordinary loss of ¥6,339 million due to changes in the way personnel and other overhead expenses in the condominium business are recognized.

As a result of the above, income before income taxes declined ¥10,166 million, or 74.5%, to ¥3,474 million (US$34,673 thousand) on the year. Net income fell ¥6,249 million or 52.6% to ¥5,637 million (US$56,259 thousand), as we revised our estimates of the likelihood of recovery of the deferred tax assets.

Management's Discussion and Analysis

Financial Position

Total assets at March 31, 2008 increased by ¥42,301 million or 16.9% from the previous fiscal year-end, to ¥292,811 million (US$2,922,554 thousand) on a consolidated basis.

Current assets increased ¥40,254 million, or 19.1%, to ¥251,464 million (US$2,509,876 thousand) at the term-end, and non-current assets increased ¥2,046 million, or 5.2%, to ¥41,347 million (US$412,678 thousand).

The main reason for the rise in current assets was an increase in real estate for sale following acquisitions of land for condominium development, and an increase in cash and time deposits after a share issue. The main driver of growth in non-current assets was an increase in deferred tax assets.

Total liabilities increased by ¥33,423 million or 15.4% year-on-year to ¥250,753 million (US$2,502,778 thousand) at the term-end. Current liabilities increased ¥9,013 million, or 8.3%, to ¥117,762 million (US$1,175,389 thousand). Long-term liabilities rose by ¥24,410 million, or 22.5%, to ¥132,991 million (US$1,327,389 thousand).

Interest-bearing debt increased ¥43,447 million, or 29.2%, from the previous term-end to ¥192,198 million (US$1,918,335 thousand) due to borrowing for fund procurement and issuance of corporate bonds. Short-term borrowings increased by ¥18,453 million, or 42.1%, and long-term debt rose ¥24,994 million, or 23.8% .

At March 31, 2008, net assets had risen by ¥8,877 million, or 26.8%, to ¥42,058 million (US$419,776 thousand), lifted by the Company’s share issue and posting of a net profit.

As a result, the shareholders’ equity ratio (ratio of net assets, after deduction of minority interests, to total assets) improved from 13.2% at the end of the previous term to 14.4% .

Cash Flows

Net cash used in operating activities totaled ¥31,192 million (US$311,327 thousand) due to an increase in real estate for sale after aggressive purchasing of condominium development sites.

Net cash used in investing activities totaled ¥467 million (US$4,661 thousand), due chiefly to acquisition of property, plant and equipment.

Net cash provided by financing activities totaled ¥46,615 million (US$465,265 thousand), due chiefly to short-term borrowing for funding purposes and issue of corporate bonds and shares.

As a result of the above, cash and cash equivalents at the term-end increased by ¥14,956 million to ¥70,706 million (US$705,718 thousand).

Performance by Business Segment

Real Estate Sales

Towa’s real estate sales business, focusing on condominium sales, is mainly active in four regions of Japan: the Tokyo metropolitan area, the Nagoya area, the Kansai area and the Hiroshima area.

Condominium units delivered in the year ended March 31, 2008 totaled 4,223 units, an increase of 482 units year-on-year. However, the cost of sales increased due to higher land acquisition and construction expenses, and an increase in SG&A expenses as property stayed on the market longer in line with slower sales growth.

As a result, sales in this segment increased 14.4% year-on-year to ¥150,405 million (US$1,501,199 thousand), but operating income declined 29.2% to ¥11,343 million (US$113,216 thousand).

Inventory (condominium units not yet contracted at the end of the reporting term) grew by 305 units year-on-year to 331 units, reflecting the slower pace of sales.

Real Estate Brokerage

This segment is involved in real estate brokerage and rental agency. Our subsidiary Towa Real Estate Brokerage Co., Ltd. covers the Tokyo, Nagoya and Kansai areas, while business in the Hiroshima area is handled directly.

In the year ended March 31, 2008, this subsidiary steadily grew its retail operations, on the back of moves to strengthen marketing including opening of new sales offices in the Kansai area (Senri in Osaka and Sannomiya in Kobe).

As a result, sales in this segment increased 15.4% year-on-year to ¥5,081 million (US$50,715 thousand), but operating income declined 24.1% year-on-year to ¥888 million (US$8,862 thousand).

Other Businesses

Our resort operator, subsidiary Towa Nasu Resort Co., manages and operates amusement parks and holiday home areas. In management operations, our equity-method affiliate Mitsubishi Jisho Towa Community Co., Ltd. undertakes building management for condominium and rental office properties.

Additionally, real estate property management and consulting businesses are carried on Towa Real Estate Brokerage.

In the period ended March 31, 2008, the leisure business performed well overall, but a decline in commissions for condominium planning under consignment contracts led to an 8.1% drop in sales year-on-year, to ¥7,511 million (US$74,970 thousand), and a 45.0% fall in operating income to ¥580 million (US$5,793 thousand).

Financial Section

Consolidated Balance Sheets

Towa Real Estate Development Co., Ltd. and consolidated subsidiaries March 31, 2008 and 2007

			Thousands of
	Millions of yen		U.S. dollars (Note 3)
	2008	2007	2008
ASSETS
Current assets
Cash and time deposits (Note 5)	¥70,709	¥55,750	$705,748
Notes and accounts receivable	899	686	8,976
Real estate for sale	167,214	135,381	1,668,970
Other inventories	86	158	860
Deferred tax assets (Note 10)	7,077	7,682	70,633
Others	5,516	11,600	55,062
Less: allowance for doubtful accounts	(37)	(48)	(373)
Total current assets	251,464	211,209	2,509,876

Property, plant and equipment (Note 7)
Land	27,994	28,480	279,404
Buildings and structures	13,732	14,195	137,055
Machinery and equipment	3,948	4,062	39,406
Construction in progress	11	5	113
Accumulated depreciation	(12,082)	(12,123)	(120,588)
Net property, plant and equipment	33,603	34,619	335,390

Investments and other assets
Leasehold rights	32	44	324
Other intangibles	99	111	991
Investments in securities (Note 6)	906	746	9,039
Long-term loans receivable	126	144	1,262
Guarantee deposits	3,795	4,003	37,875
Deferred tax assets (Note 10)	3,030	25	30,238
Others	373	855	3,713
Less: allowance for doubtful accounts	(617)	(1,247)	(6,154)
Total investments and other assets	7,744	4,681	77,288
Total assets	¥292,811	¥250,509	$2,922,554

The accompanying notes are an integral part of these statements.

			Thousands of
	Millions of yen		U.S. dollars (Note 3)
	2008	2007	2008
LIABILITIES
Current liabilities
Short-term borrowings (Note 8)	¥52,281	¥43,827	$521,820
Commercial paper (Note 8)	10,000	—	99,810
Notes and accounts payable	39,238	37,397	391,638
Income taxes payable	242	183	2,419
Advances from customers	1,671	18,990	16,679
Deposits received	10,347	4,538	103,276
Reserve for employees_ bonuses	642	610	6,403
Other	3,341	3,204	33,344
Total current liabilities	117,762	108,749	1,175,389
Long-term liabilities
Long-term debt (Note 8)	129,917	104,923	1,296,705
Accrued employees_ severance and retirement benefits (Note 9)	1,449	1,597	14,465
Accrued directors_ retirement benefits	179	_	1,782
Guarantee deposits received	1,439	1,941	14,362
Other	7	119	75
Total long-term liabilities	132,991	108,580	1,327,389
Total liabilities	250,753	217,329	2,502,778

Contingent liabilities (Note 12)

NET ASSETS
Capital stock	17,641	12,641	176,078
Common stock
655,000,000 shares authorized and 153,993,791 shares issued at March 31, 2008
Class A stock
8,333,000 shares authorized and 8,333,000 shares issued at March 31, 2008
Class B stock
8,333,000 shares authorized and 8,333,000 shares issued at March 31, 2008
Class C stock
16,667,000 shares authorized and 16,667,000 shares issued at March 31, 2008
Class D stock
16,667,000 shares authorized and 16,667,000 shares issued at March 31, 2008
Class E stock
20,000,000 shares authorized and 12,390,000 shares issued at March 31, 2008
Capital surplus	9,770	9,502	97,508
Retained earnings	14,679	11,020	146,514
Treasury stock	(47)	(41)	(467)
Total shareholders’ equity	42,043	33,122	419,633
Valuation and translation adjustments
Net unrealized gain on securities available for sale, net of taxes	15	58	143
Total valuation and translation adjustments	15	58	143
Total net assets	42,058	33,180	419,776
Total liabilities and net assets	¥292,811	¥250,509	$2,922,554

Consolidated Statements of Income

Towa Real Estate Development Co., Ltd. and consolidated subsidiaries For the years ended March 31, 2008 and 2007

			Thousands of
	Millions of yen		U.S. dollars (Note 3)
	2008	2007	2008
Net sales	¥162,750	¥143,810	$1,624,416
Cost of sales	125,600	106,412	1,253,617
Gross profit	37,150	37,398	370,799
Selling, general and administrative expenses	24,361	19,054	243,148
Operating income	12,789	18,344	127,651
Other income (expenses)
Interest and dividend income	73	438	729
Equity in earnings of an affiliate	231	418	2,308
Interest expenses	(3,664)	(2,822)	(36,573)
Syndicated loan fee	(29)	(294)	(285)
Gain on sale of investments in securities	—	53	—
Loss on write-down of real estate for sale	(2,595)	(16)	(25,902)
Provision for allowance for doubtful accounts	(7)	(445)	(66)
Loss on impairment of long-lived assets	(815)	(1,429)	(8,134)
Loss on cancellation of sublease contracts	—	(655)	—
Direct selling costs in past fiscal year associated with
changes in accounting principle	(2,619)	—	(26,144)
Other, net	110	48	1,089
Income before income taxes	3,474	13,640	34,673
Income taxes
Current	209	135	2,085
Deferred	(2,372)	1,619	(23,671)
Net income	¥5,637	¥11,886	$56,259

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Net Assets

Towa Real Estate Development Co., Ltd. and consolidated subsidiaries For the years ended March 31, 2008 and 2007

				Millions of yen
						Net unrealized	Total
					Total	gain on securities	valuation
	Capital	Capital	Retained	Treasury	shareholders’	available for sale,	and translation	Total net
	stock	surplus	earnings	stock	equity	net of taxes	adjustment	assets
Balance, March 31, 2006	¥12,641	¥22,656	¥(12,581)	¥(29)	¥22,687	¥115	¥115	¥22,802
Cash dividends paid		(1,544)			(1,544)			(1,544)
Transfer from capital surplus to retained earnings		(11,457)	11,457
Transfer from capital surplus to
retained earnings (Legal reserve)		(154)	154
Net income			11,886		11,886			11,886
Gain on sale of treasury stock		1			1			1
Purchase of treasury stock				(12)	(12)			(12)
Disposal of treasury stock				0	0			0
Increase due to merger of affiliated company			104		104			104
Net changes in the items other than
shareholders’ equity						(57)	(57)	(57)
Balance, March 31, 2007	¥12,641	¥9,502	¥11,020	¥(41)	¥33,122	¥58	¥58	¥33,180
Issuance of new share	5,000	5,000			10,000			10,000
Cash dividends paid			(1,978)		(1,978)			(1,978)
Net income			5,637		5,637			5,637
Purchase of treasury stock				(4,740)	(4,740)			(4,740)
Disposal of treasury stock		(0)		2	2			2
Retirement of treasury stock		(4,732)		4,732
Net changes in the items other than
shareholders’ equity						(43)	(43)	(43)
Balance, March 31, 2008	¥17,641	¥9,770	¥14,679	¥(47)	¥42,043	¥15	¥15	¥42,058

			Thousands of U.S. dollars (Note 3)
						Net unrealized	Total
					Total	gain on securities	valuation
	Capital	Capital	Retained	Treasury	shareholders’	available for sale,	and translation	Total net
	stock	surplus	earnings	stock	equity	net of taxes	adjustment	assets
Balance, March 31, 2007	$126,173	$94,835	$109,986	$(404)	$330,590	$577	$577	$331,167
Issuance of new share	49,905	49,905			99,810			99,810
Cash dividends paid			(19,731)		(19,731)			(19,731)
Net income			56,259		56,259			56,259
Purchase of treasury stock				(47,314)	(47,314)			(47,314)
Disposal of treasury stock		(3)		22	19			19
Retirement of treasury stock		(47,229)		47,229
Net changes in the items other than
shareholders’ equity						(434)	(434)	(434)
Balance, March 31, 2008	$176,078	$97,508	$146,514	$(467)	$419,633	$143	$143	$419,776

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Towa Real Estate Development Co., Ltd. and consolidated subsidiaries For the years ended March 31, 2008 and 2007

			Thousands of
	Millions of yen		U.S. dollars (Note 3)
	2008	2007	2008
Cash flows from operating activities
Income before income taxes	¥3,474	¥13,640	$34,673
Depreciation	459	452	4,581
New share issuing cost	118	—	1,174
Loss on impairment of long-lived assets	815	1,429	8,134
Increase (decrease) in allowance for doubtful accounts	(641)	435	(6,401)
Decrease in accrued employees’ severance and retirement benefits	(148)	(18)	(1,477)
Increase in accrued directors’ retirement benefits	179	—	1,782
Interest and dividend income	(73)	(438)	(729)
Interest expenses	3,664	2,822	36,573
Equity in earnings of an affiliate	(231)	(418)	(2,308)
Gain on sales of investments in securities	—	(53)	—
Loss on disposal of properties	52	9	515
Gain on sales of properties	(6)	(13)	(58)
Loss on write-down of real estate for sale	2,595	16	25,902
Prior period profit and loss adjustment	(233)	—	(2,324)
Direct selling costs in past fiscal year associated with changes in accounting principle	2,619	_	26,142
Loss on cancellation of sublease contracts	—	655	—
Increase in reserve for employees’ bonuses	32	—	314
Decrease (increase) in notes and accounts receivable	(214)	1,361	(2,132)
Increase in real estate for sale	(34,429)	(32,637)	(343,633)
Increase in notes and accounts payable	1,841	1,217	18,374
Increase (decrease) in advances from customers	(17,319)	10,984	(172,863)
Increase in deposits received	5,809	1,429	57,983
Decrease in advances money	(1,027)	(760)	(10,253)
Decrease in guarantee deposits	209	4,795	2,081
Decrease in guarantee deposits received	(502)	(350)	(5,007)
Other	5,498	(1,373)	54,885
Subtotal	(27,459)	3,184	(274,072)
Interest and dividends received	73	441	729
Interests paid	(3,613)	(2,862)	(36,058)
Income taxes paid	(193)	(29)	(1,926)
Net cash provided by (used in) operating activities	(31,192)	734	(311,327)
Cash flows from investing activities
Sales of securities	—	901	—
Acquisitions of properties and intangible assets	(378)	(1,100)	(3,771)
Sales of properties and intangible assets	28	286	280
Additions of loans receivable	(44)	(56)	(438)
Collections of loans receivable	62	64	615
Other	(135)	6	(1,347)
Net cash provided by (used in) investing activities	(467)	101	(4,661)
Cash flows from financing activities
Decrease in short-term borrowings	(368)	(27,720)	(3,673)
Increase in commercial paper	10,000	_	99,810
Additions of long-term debt	81,176	97,125	810,221
Payments of long-term debt	(67,360)	(106,824)	(672,324)
Cash dividends paid	(1,977)	(1,544)	(19,731)
Purchase of treasury stock	(4,740)	—	(47,314)
Issuance of corporate bond	20,000	—	199,621
Issuance of new share	9,882	—	98,636
Other	2	(10)	19
Net cash provided by (used in) financing activities	46,615	(38,973)	465,265
Net increase (decrease) in cash and cash equivalents	14,956	(38,138)	149,277
Cash and cash equivalents at beginning of the year	55,750	93,888	556,441
Cash and cash equivalents at end of the year (Note 5)	¥70,706	¥55,750	$705,718

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

Towa Real Estate Development Co., Ltd. (the “Company”) and its subsidiaries maintain their record and prepare their financial statements in accordance with accounting principles generally accepted in Japan. The accompanying consolidated financial statements incorporate certain modifications in format to the statutory financial statements and include certain additional notes which were not contained in the statutory financial statements, so as to make the financial statements more meaningful to readers outside Japan. Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year’s presentation.

2. Summary of Significant Accounting Policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and its 3 and 4 significant subsidiaries in the fiscal year ended March 2008 and 2007. Affiliated company over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany accounts and transactions and unrealized profit among the Companies, if any, have been eliminated in consolidation.

(2) Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

(3) Inventories

Real estate for sale is stated at cost determined by the specific identified cost method. Other inventories are stated at cost determined by the specific identified cost method or by the last purchase price method.

(4) Marketable and investment securities

Held-to-maturity securities are stated at amortized cost (straight-line method). Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains or losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains or losses on sale of such securities are computed using moving-average cost.

(5) Property, plant and equipment and its depreciation

Property, plant and equipment are stated at cost. Depreciation is computed generally on the declining-balance method at rates based on the estimated useful lives of the assets. However, buildings obtained after April 1, 1998 are depreciated on the straight-line method. Maintenance, repairs, and minor renewals are charged to income as incurred.

(Change in significant accounting policies)

Depreciation method for tangible fixed assets

Pursuant to an amendment to the Corporate Tax Law, the Company and its consolidated subsidiaries changed their depreciation method for tangible fixed assets acquired on or after April 1, 2007 to a method based on the amended Corporate Tax Law from the year ended March 31, 2008. This change had no material impact on the consolidated financial statements.

(Additional information)

Depreciation method for tangible fixed assets

Pursuant to an amendment to the Corporate Tax Law, the Company and its consolidated subsidiaries depreciate the difference between 5% of the acquisition cost and the memorandum price of tangible fixed assets acquired on or before March 31, 2007. From the fiscal year following the consolidated fiscal year that a tangible fixed asset is depreciated to the previously allowable 5% limit using a method based on the preamended Corporate Tax Law, the difference is depreciated evenly 5 year and included in depreciation and amortization.

(6) Long-lived assets

In August 9, 2002 the Business Accounting Council issued a Statement of Opinion, “Accounting for impairment of Fixed Assets,” and in October 31, 2003 the Accounting Standards Board of Japan (“ASBJ”) issued ASBJ Guidance No.6 “Guidance for Accounting Standard for Impairment of Fixed Assets.” These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company and its subsidiaries review long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the assets or the net selling price at disposition. The net selling price at disposition is appraised by the real estate appraiser.

(7) Allowance for doubtful accounts

The Company and consolidated subsidiaries provide the allowance for doubtful accounts by the method which uses the percentage of its own actual experience of bad debt loss written off against the balance of total receivables plus the amount deemed necessary to cover individual accounts estimated to be uncollectible.

(8) Accrued employees’ severance and retirement benefits

Employees whose service with the Company and consolidated subsidiaries is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rates of pay, length of service and conditions under which the termination occurs.

The Company has the contributory funded pension plan as a part of the existing retirement regulations. The benefits are payable as a monthly pension or, under certain circumstances at the option of retiring employees, in a lump-sum amount.

Accrued employee’s severance and retirement benefits are provided to state the projected benefit obligations less the fair value of pension assets.

The excess of benefit obligations over fair value of the pension assets as of April 1, 2000 was to be amortized by the straight-line method over 15 years. Unrecognized prior service cost is amortized on a straight-line basis over 10 years that do not exceed the average remaining service period of employees. Unrecognized actual gain or loss is amortized from the immediately following year on a straight-line basis over 10 years that do not exceed the average remaining service period of employees.

(9) Accrued directors’ retirement benefits

Accrued directors’ retirement benefits are provided for payment of retirement benefits to directors and corporate auditors, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

Notes to Consolidated Financial Statements

(10) Income taxes

Income taxes comprise corporation, inhabitant and enterprise taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(11) Lease transactions

Finance leases, except those leases for which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for as operating leases.

(12) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders’ approval.

(13) Net income per share

Basic net income per share of common stock is computed by net income available to common shareholders divided by the weighted-average number of common shares outstanding for the period.

3. United States Dollar Amounts

The U.S. dollar amounts are included solely for convenience and have been translated only as a matter of arithmetical computation at the rate of ¥ 100.19=U.S.$1.00, the current rate on March 31, 2008.

This translation should not be construed as a representation that the yen amounts actually represent, or could be converted into, U.S. dollars.

4. Changes in Significant Accounting Policies

Accounting rule for the recognition of personnel and administrative expenses involved in the condominium subdivision business

The Company and its consolidated subsidiaries changed the point of recognition of personnel and administrative expenses involved in the condominium subdivision business from the time of handover of the housing unit to the time the costs are incurred.

In January 2008, the Company became a consolidated subsidiary of Mitsubishi Estate Co., Led. This has required the Company to adopt the accounting standards used by Mitsubishi Estate.

As a result of this change, selling, general and administrative expenses increased by ¥934 million (U.S.$9,330 thousand) and income before income taxes decreased by ¥3,554 million (U.S.$35,474 thousand).

Accrued directors’ retirement benefits

Accrued directors’ retirement benefits had been recognized as an expense upon payment in the past. In accordance with Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserves defined under the Special Law and Reserve for Directors and Corporate Auditor Retirement Benefits (the Japanese Institute of Certified Public Accountants Auditing and Assurance Practice Committee report No.42, April 13, 2007) effective from fiscal years starting from April 1, 2007 and onwards, the Company and a consolidated subsidiary have adopted the report from the year ended March 31, 2008.

As a result of this change, selling, general and administrative expenses increased by ¥34 million (U.S.$342 thousand) and income before income taxes decreased by ¥179 million (U.S.$1,782 thousand).

5. Cash and Cash Equivalents

			Thousands of
	Millions of yen		U.S. dollars
	2008	2007	2008
Cash and time deposits	¥70,709	¥55,750	$705,748
Time deposits with maturity of
over 3 months	(3)	(0)	(30)
Cash and cash equivalents at end of the year	¥70,706	¥55,750	$705,718

6. Securities and Investment Securities

(a) At March 31, 2008 and 2007, information with respect to held-to-maturity securities for which market prices were available was summarized as follows:

Millions of yen
	Balance sheet	Market	Unrecognized
March 31, 2008	amount	value	gain (loss)
Unrecognized gain items:
Government bond and
municipal bond, etc	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Subtotal	—	—	—
Unrecognized loss items:
Government bond and
municipal bond, etc	¥7	¥7	—
Corporate bonds	—	—	—
Other	—	—	—
Subtotal	7	7	—
Total	¥7	¥7	—

Millions of yen
	Balance sheet	Market	Unrecognized
March 31, 2007	amount	value	gain (loss)
Unrecognized gain items:
Government bond and
municipal bond, etc	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Subtotal	—	—	—
Unrecognized loss items:
Government bond and
municipal bond, etc	¥7	¥7	—
Corporate bonds	—	—	—
Other	—	—	—
Subtotal	7	7	—
Total	¥7	¥7	—

Thousands of U.S. dollars
	Balance sheet	Market	Unrecognized
March 31, 2008	amount	value	gain (loss)
Unrecognized gain items:
Government bond and
municipal bond, etc	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Subtotal	—	—	—
Unrecognized loss items:
Government bond and
municipal bond, etc	$70	$70	—
Corporate bonds	—	—	—
Other	—	—	—
Subtotal	70	70	—
Total	$70	$70	—

(b) Information regarding marketable securities classified as available for sale securities as of March 31, 2008 and 2007 was as follows:

Millions of yen
	Acquisition	Carrying	Unrealized
March 31, 2008	cost	value	gain (loss)
Securities whose carrying value
exceeds their acquisition cost:
Stock	¥72	¥95	¥23
Bonds:	—	—	—
Government bond and
municipal bond, etc	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	—	—	—
Subtotal	72	95	23
Securities whose acquisition cost
exceeds their carrying value:
Stock	—	—	—
Bonds:	—	—	—
Government bond and
municipal bond, etc	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	—	—	—
Subtotal	—	—	—
Total	¥72	¥95	¥23

Millions of yen
	Acquisition	Carrying	Unrealized
March 31, 2007	cost	value	gain (loss)
Securities whose carrying value
exceeds their acquisition cost:
Stock	¥72	¥165	¥93
Bonds:	—	—	—
Government bond and
municipal bond, etc	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	—	—	—
Subtotal	72	165	93
Securities whose acquisition cost
exceeds their carrying value:
Stock	—	—	—
Bonds:	—	—	—
Government bond and
municipal bond, etc	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	—	—	—
Subtotal	—	—	—
Total	¥72	¥165	¥93

Thousands of U.S. dollars
	Acquisition	Carrying	Unrealized
March 31, 2008	cost	value	gain (loss)
Securities whose carrying value
exceeds their acquisition cost:
Stock	$720	$951	$231
Bonds:	—	—	—
Government bond and
municipal bond, etc	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	—	—	—
Subtotal	720	951	231
Securities whose acquisition cost
exceeds their carrying value:
Stock	—	—	—
Bonds:	—	—	—
Government bond and
municipal bond, etc	—	—	—
Corporate bonds	—	—	—
Other	—	—	—
Other	—	—	—
Subtotal	—	—	—
Total	$720	$951	$231

(c) Other securities without market value as of March 31, 2008 and 2007 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2007	2008
Held-to-maturity securities
Unlisted foreign bond	—	—	—
Available for sale securities:
Unlisted securities	¥56	¥56	¥562
Unlisted foreign bond	—	—	—

(d) The redemption schedule for securities with maturity dates classified as available for sale securities is summarized as follows:

Millions of yen
		Due after	Due after
	Due in	one year	five years
	one year	through	through	Due after
March 31, 2008	or less	five years	ten years	ten years
Bonds:
Government bond and
municipal bond, etc	—	—	—	—
Corporate bonds	—	—	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	—	—	—	—

Millions of yen
		Due after	Due after
	Due in	one year	five years
	one year	through	through	Due after
March 31, 2007	or less	five years	ten years	ten years
Bonds:
Government bond and
municipal bond, etc	—	—	—	—
Corporate bonds	—	—	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	—	—	—	—

Thousands of U.S. dollars
		Due after	Due after
	Due in	one year	five years
	one year	through	through	Due after
March 31, 2008	or less	five years	ten years	ten years
Bonds:
Government bond and
municipal bond, etc	—	—	—	—
Corporate bonds	—	—	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	—	—	—	—

Notes to Consolidated Financial Statements

7. Long-lived Assets

The Company and its subsidiaries recognized impairment loss of the following asset group during the fiscal year ended March 31, 2008.

Location	Category	Related assets
Nasu-gun, Tochigi	Leisure facility	Land, Buildings and structures, etc

The Company and its subsidiaries recognized impairment loss on land of ¥489 million (U.S.$4,879 thousand), buildings and structures of ¥268 million (U.S.$2,678 thousand) and others of ¥58 million (U.S.$577 thousand).

8. Short-term Debt and Long-term Debt

Short-term debt and long-term debt at March 31, 2008 and 2007 consisted of the following:

			Thousands of	Average
	Millions of yen		U.S. dollars	interest rate
	2008	2007	2008	2008
Short-term borrowings	¥111	¥479	$1,108	1.42%
Current portion
of long-term debt	52,170	43,348	520,712	1.98%
Commercial paper	10,000	—	99,810	1.17%
Long-term debt	129,917	104,923	1,296,705	2.12%
Total	¥192,198	¥148,750	$1,918,335

Assets pledged as collateral for short-term borrowings and long-term debt at March 31, 2008 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2007	2008
Real estate for sale	¥93,502	¥84,181	$933,245
Building and structures	3,064	3,217	30,577
Machinery and equipment	1	2	13
Land	27,924	28,412	278,706
Leasehold rights	27	31	272
Investments in securities	94	163	939
Total	¥124,612	¥116,006	$1,243,752

The aggregate annual maturities of long-term debt subsequent to March 31, 2008 were summarized as follows:

		Thousands of
For the year ending March 31	Millions of yen	U.S. dollars
2010	¥65,121	$649,975
2011	43,686	436,032
2012	5,524	55,135
2013	15,586	155,563
2014 and thereafter	—	—

9. Retirement Benefit Plans

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2008 and 2007 for the Company’s and the consolidated subsidiaries’ defined benefit plans:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2007	2008
Projected benefit obligation	¥(4,808)	¥(4,341)	$(47,988)
Plan assets at fair value	2,965	3,086	29,587
Unfunded retirement benefit obligation	(1,843)	(1,255)	(18,401)
Unrecognized net retirement benefit
obligation at transition	1,194	1,365	11,917
Unrecognized actuarial gain or loss	(53)	(67)	(527)
Unrecognized prior service cost	(747)	(1,640)	(7,454)
Accrued retirement benefits	¥(1,449)	¥(1,597)	$(14,465)

The components of retirement benefit expenses for the years ended March 31, 2008 and 2007 were outlined as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2007	2008
Service cost	¥294	¥307	$2,936
Interest cost	109	103	1,083
Expected return on plan assets	(77)	(68)	(770)
Amortization of net retirement
benefit obligation at transition	170	170	1,702
Amortization of actuarial gain or loss	(234)	(214)	(2,336)
Amortization of unrecognized
prior service cost	(14)	(14)	(141)
Total	¥248	¥284	$2,474

The assumptions used in accounting for the above plans were as follows:

Assumptions used in accounting for retirement benefits	2008	2007
Periodical allocation estimated
retirement benefit amount	Benefits-	Benefits-
	years-of-	years-of-
	service	service
	approach	approach
Discount rate	2.0%	2.5%
Expected rate on return on pension assets	2.5%	2.5%
Amortization period of prior service cost	10 years	10 years
Amortization period of actuarial gain or loss	10 years	10 years
Amortization period of transitional obligation	15 years	15 years

10. Deferred Tax Assets and Liabilities

Significant components of deferred tax assets and liabilities as of March 31, 2008 and 2007 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2007	2008
Deferred tax assets:
Loss on write-down of real estate for sale	¥5,942	¥4,886	$59,311
Loss on write-down of property and
equipment	3,222	3,222	32,158
Loss on impairment of long-lived assets	10,402	10,071	103,820
Allowance for doubtful accounts	258	862	2,577
Employees’ severance and
retirement benefits	562	624	5,609
Reserve for employees’ bonuses	261	248	2,605
Loss carried forward for tax purposes	2,903	5,048	28,972
Other	765	694	7,633
Subtotal	24,315	25,655	242,685
Less: valuation allowance	14,199	(17,911)	141,720
Total deferred tax assets	10,116	7,744	100,965
Deferred tax liabilities:
Valuation difference on other securities	(9)	(37)	(94)
Total deferred tax liabilities	(9)	(37)	(94)
Net deferred tax assets	¥10,107	¥7,707	$100,871

Reconciliation of the differences between the statutory tax rate and the effective income tax rate for the years ended March 31, 2008 and 2007 was as follows:

	2008	2007
Statutory tax rate	40.69%	40.69%
Non-deductible expenses including
entertainment expenses	1.03	0.61
Inhabitant taxes	0.86	0.21
Valuation allowances	(100.60)	(28.77)
Equity in earnings of an affiliate	(2.71)	—
Others	(1.52)	0.12
Effective income tax rate	(62.25)%	12.86%

11. Leases

The following pro forma amounts represent the acquisition cost, accumulated depreciation and net book value of leased property as of March 31, 2008 and 2007:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2007	2008
Acquisition cost
Delivery equipment	¥66	¥47	$655
Equipment	440	290	4,396
Machinery	155	155	1,551
Accumulated depreciation
Delivery equipment	¥29	¥22	$287
Equipment	219	128	2,184
Machinery	39	13	388
Net book value
Delivery equipment	¥37	¥25	$368
Equipment	221	162	2,212
Machinery	116	142	1,163

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥146 million (U.S.$1,459 thousand) and ¥102 million, which were equal to the depreciation expense of the leased assets computed by the straight-line method over the respective lease terms for the years ended March 31, 2008 and 2007, respectively.

Future minimum lease payments (including the interest portion thereon) subsequent to March 31, 2008 for noncancelable operating leases and finance lease transaction accounted for as operating leases were summarized follows:

	Millions of yen		Thousands of U.S. dollars
	Operating	Finance	Operating	Finance
Year ending March 31	leases	leases	leases	leases
2009	¥64	¥139	$635	$1,386
2010 and thereafter	238	236	2,379	2,357
Total	¥302	¥375	$3,014	$3,743

12. Contingent Liabilities

Contingent Liabilities for the years ended March 31, 2008 and 2007 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2007	2008
Joint surety debt of golf loan	¥244	¥329	$2,432
Joint-and-several liability of
tie-up short-term loan	34,801	16,699	347,346
Joint surety debt of customer housing loan	178	187	1,774
Total	¥35,223	¥17,215	$351,552

13. Shares Outstanding and Treasury Stocks

(a) Shares outstanding for the year ended March 31, 2008 were as follows:

Type of shares	March 31,2007	Increase	Decrease	March 31,2008
Common Stock	111,258,791	42,735,000	—	153,993,791
Class A Stock	8,333,000	—	—	8,333,000
Class B Stock	8,333,000	—	—	8,333,000
Class C Stock	16,667,000	—	—	16,667,000
Class D Stock	16,667,000	—	—	16,667,000
Class E Stock	20,000,000	—	7,610,000	12,390,000
Total	181,258,791	42,735,000	7,610,000	216,383,791

(b) Treasury stocks for the year ended March 31, 2008 were as follows:

Type of shares	March 31,2007	Increase	Decrease	March 31,2008
Common Stock	175,000	24,139	8,968	190,171
Class E Stock	—	7,610,000	7,610,000	—
Total	175,000	7,634,139	7,618,968	190,171

Notes to Consolidated Financial Statements

14. Cash Dividends

(a) Cash dividends for the year ended March 31, 2008 were as follows:

Resolution	Type of shares	Gross amount (Millions of yen)	Gross amount (Thousands of U.S. dollars)	Per share (Yen)	Per share (U.S. dollars)	Record date	Date in effect of dividend
June 28, 2007 General shareholders’ meeting	Common Stock	¥333	$3,326	¥3.00	$0.03	March 31, 2007	June 29, 2007
June 28, 2007 General shareholders’ meeting	Class A stock	67	670	8.05	0.08	March 31, 2007	June 29, 2007
June 28, 2007 General shareholders’ meeting	Class B stock	67	670	8.05	0.08	March 31, 2007	June 29, 2007
June 28, 2007 General shareholders’ meeting	Class C stock	134	1,339	8.05	0.08	March 31, 2007	June 29, 2007
June 28, 2007 General shareholders’ meeting	Class D stock	134	1,339	8.05	0.08	March 31, 2007	June 29, 2007
June 28, 2007 General shareholders’ meeting	Class E stock	1,241	12,387	62.05	0.62	March 31, 2007	June 29, 2007
Total		¥1.976	$19,731

(b) Dividends of which record date were in the year ended March 31, 2008 but date in effect is in the next consolidated fiscal year were as follows:

Resolution	Type of shares	Source of dividends	Gross amount (Millions of yen)	Gross amount (Thousands of U.S. dollars)	Per share (Yen)	Per share (U.S. dollars)	Record date	Date in effect of dividend
June 27, 2008 General shareholders’ meeting	Common stock	Retained earnings	¥461	$4,605	¥3.00	$0.03	March 31, 2008	June 30, 2008
June 27, 2008 General shareholders’ meeting	Class A stock	Retained earnings	90	903	10.85	0.11	March 31, 2008	June 30, 2008
June 27, 2008 General shareholders’ meeting	Class B stock	Retained earnings	90	903	10.85	0.11	March 31, 2008	June 30, 2008
June 27, 2008 General shareholders’ meeting	Class C stock	Retained earnings	181	1,806	10.85	0.11	March 31, 2008	June 30, 2008
June 27, 2008 General shareholders’ meeting	Class D stock	Retained earnings	181	1,806	10.85	0.11	March 31, 2008	June 30, 2008
June 27, 2008 General shareholders’ meeting	Class E stock	Retained earnings	804	8,020	64.85	0.65	March 31, 2008	June 30, 2008
Total			¥1,807	$18,043

15. Segment Information

(a) Business segments
Segment information by business group for the years ended March 31, 2008 and 2007 was as follows:

	Millions of yen
Year ended March 31, 2008	Real estate sales	Real estate brokerage	Other	Segment totals	Elimination or common assets	Consolidated totals
(1) Revenues and operating income
Revenues:
Revenues from outside customers	¥150,405	¥4,900	¥7,445	¥162,750	—	¥162,750
Intersegment revenues or transfers	—	181	66	247	¥(247)	—
Total	150,405	5,081	7,511	162,997	(247)	162,750
Operating expenses	139,062	4,193	6,931	150,186	(225)	149,961
Operating income	¥11,343	¥888	¥580	¥12,811	¥(22)	¥12,789

(2) Assets, depreciation, loss on impairment of long-lived assets and capital expenditures
Assets	¥213,802	¥1,693	¥11,624	¥227,119	¥65,692	¥292,811
Depreciation	188	67	204	459	—	459
Loss on impairment of long-lived assets	—	—	815	815	—	815
Capital expenditures	89	43	246	378	—	378

	Millions of yen
Year ended March 31, 2007	Real estate sales	Real estate brokerage	Other	Segment totals	Elimination or common assets	Consolidated totals
(1) Revenues and operating income
Revenues:
Revenues from outside customers	¥131,418	¥4,240	¥8,152	¥143,810	—	¥143,810
Intersegment revenues or transfers	—	164	22	186	¥(186)	—
Total	131,418	4,404	8,174	143,996	(186)	143,810
Operating expenses	115,398	3,233	7,118	125,749	(283)	125,466
Operating income	¥16,020	¥1,171	¥1,056	¥18,247	¥97	¥18,344
(2) Assets, depreciation and capital expenditures
Assets	¥169,744	¥41	¥26,144	¥195,929	¥54,580	¥250,509
Depreciation	169	—	284	453	—	453
Loss on impairment of long-lived assets	—	—	1,429	1,429	—	1,429
Capital expenditures	485	—	615	1,100	—	1,100

	Thousands of U.S. dollars
Year ended March 31, 2008	Real estate sales	Real estate brokerage	Other	Segment totals	Elimination or common assets	Consolidated totals
(1) Revenues and operating income
Revenues:
Revenues from outside customers	$1,501,199	$48,908	$74,309	$1,624,416	—	$1,624,416
Intersegment revenues or transfers	—	1,807	661	2,468	$(2,468)	—
Total	1,501,199	50,715	74,970	1,626,884	(2,468)	1,624,416
Operating expenses	1,387,983	41,853	69,177	1,499,013	(2,248)	1,496,765
Operating income	$113,216	$8,862	$5,793	$127,871	$(220)	$127,651
(2) Assets, depreciation, loss on impairment of long-lived assets and capital expenditures
Assets	$2,133,967	$16,892	$116,017	$2,266,876	$655,678	$2,922,554
Depreciation	1,876	669	2,036	4,581	—	4,581
Loss on impairment of long-lived assets	—	—	8,134	8,134	—	8,134
Capital expenditures	890	429	2,452	3,771	—	3,771

(b) Geographical segments

As sales and assets in the domestic segment constituted more than 90% of total segment sales and assets for the years ended March 31, 2008 and 2007, geographical segment information has been omitted.

(c) Overseas sales

As overseas sales constituted less than 10% of consolidated net sales for the years ended March 31, 2008 and 2007, overseas sales information has been omitted.

16. Amounts Per Share

The following table sets forth the net income, cash dividends and net assets per share of common stock for the years ended March 31, 2008 and 2007.

			Thousands of
	Millions of yen		U.S. dollars
	2008	2007	2008
Net assets	¥21.31	¥(94.20)	$0.21
Net income
Basic	35.76	92.20	0.36
Diluted	18.23	45.01	0.18

Basis of computation of basic net income per share and diluted net income per share for the years ended March 31, 2008 and 2007 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net income	¥5,637	¥11,886	$56,259
Amount not allocated to the common stock	1,346	1,644	13,440
Net income allocated to the common stock	4,291	10,242	42,819

17. Subsequent Event

Acquisition and liquidation of preferred stock

Acquisition and liquidation of preferred stock issued by Towa Real Estate Development Co., Ltd. were resolved at Board of Directors on June 19, 2008 as follow:

Type of stock:	Class E stock of Towa Real Estate Development Co., Ltd.

Number of stocks to be acquired:	10,890,000 shares
(Ratio to the all the class E stocks outstanding: 87.89%)

Gross amount (Higher limit)	¥6,787 million (U.S.$67,741 thousand)

Due date of acquisition Due date of retirement	August 1, 2008

Toyo Horwath	Toyo Horwath
Kandamitoshirocho, 7
Member Horwath International	Chiyoda-ku, Tokyo 101-0053 Japan
+81-3-3295-1040 Main +81-3-3295-1993 Fax

E-Mail: info@toyo.or.jp
www.toyo.or.jp

Independent Auditors’ Report

To the Board of Directors of Towa Real Estate Development Co., Ltd.

We have audited the accompanying consolidated balance sheets of Towa Real Estate Development Co., Ltd. and its consolidated subsidiaries as of March 31, 2008 and 2007, the related consolidated statements of income, changes in net assets and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Towa Real Estate Development Co., Ltd. and subsidiaries as of March 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for the recognition of personnel and administrative expenses involved in the condominium subdivision business in the fiscal year ended March 31, 2008, and for accrued directors’ retirement benefits in the second half of the fiscal year ended March 31, 2008. As discussed in Note 17 to the consolidated financial statements, on June 19, 2008, the Company’s Board of Directors resolved the purchase and retirement of preferred stock issued by the Company.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

Toyo Horwath
Tokyo, Japan
June 27, 2008

Organization (As of April 1, 2008)

Corporate Data

History	Jun. 1957	Company established
	Apr. 1965	Towa sold its first condominium building, the Fujigaoka Mansion, in Osaka
	Sep.1967	Sold the Higashi-Nakano Co-op, our first condominium building in Tokyo
	Dec.1969	Established Towa Community Service (now Mitsubishi Jisho Towa Community), a condominium management subsidiary
	May 1972	Stock listed on the TSE second section
	Apr. 1973	Stock upgraded to TSE first section
	Jul. 1974	Started a real estate development project on an equivalent value exchange basis, the first such in Japan
	Jul. 1984	Towa Real Estate Brokerage established
	Jun. 2007	50th anniversary of the Company’s founding Our condominium brands all brought under the BELISTA brand
	Mar. 2008	Aggregate sales of condominium residential units reaches 95,000

Board of Directors (As of June 27, 2008)	Chairman of the Board	Managing Directors	Standing Auditors
	Noritada Terasawa	Kazuki Mochizuki	Yoshiki Fujii
		Osamu Segawa	Kiyoshi Misawa
	President	Kunio Tsubakimoto	Nobuo Sugie
Shigeatsu Sugiura

	Executive Vice-Presidents	Directors	Auditor
	Yusei Yamaguchi	Kyoji Ishibashi	Yasuhiko Nishimoto
	Hiroshi Ishikawa	Keigo Nakamura
Yasushi Kayamori
Toyoyuki Suzue
Yoshihiro Hasegawa
Nobuhiro Okumoto

Corporate Outline (As of March 31, 2008)	Name
Towa Real Estate Development Co., Ltd.

Established
June 1,1957

Head Office
2-3-13 Yaesu, Chuo-ku, Tokyo 104-8484

Paid-in capital
¥17,641 million

Stock listed
First section of Tokyo stock exchange

Employees
646

Principal areas of business
Sale, brokerage & lease of real estate, and building construction work under contract

License/registration
License for real estate transaction business
(13) No.408 granted by Minister of Land, Infrastructure and Transportation

License for construction business
(Toku-19) No.13531 granted by the Governor of Tokyo Metropolis

First-Class Architect Certificate
Governor of Tokyo Metropolis License No.52255

Real estate appraisal certificate
Registration: Governor of Tokyo Metropolis (1) 2105

Branches
Osaka Branch: 1-11-4-2000 Umeda, Kita-ku,
Osaka-shi, Osaka 530-0001

Nagoya Branch: Toei Bldg. 10F, 2-20-8
Nishiki, Naka-ku, Nagoya-shi, Aichi 460-0003

Hiroshima Branch: 3-1-3 Otemachi, Naka-ku,
Hiroshima-shi, Hiroshima 730-0051

Stock Information (As of March 31, 2008)	Number of shares authorized to issue
	725,000,000

	Number of shares issued
	Common shares:153,993,791
	Preferred shares: 62,390,000

	Number of shareholders (common shares)
	14,496

	7 Major shareholders (common shares)
	Name	Number of shares held (thousands)	Percentage of voting rights (%)
	Mitsubishi Estate Co., Ltd.	79,896	51.88
	Hitachi Capital Corp.	6,332	4.11
	Osaka Gas Co., Ltd.	4,167	2.70
	Tepco Home Service Co., Ltd.	4,167	2.70
	The Master Trust Bank of Japan, Ltd.	3,517	2.28
	Japan Trustee Services Bank, Ltd.	3,089	2.00
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,396	1.55

Breakdown of outstanding shares by shareholder type

Attention regarding forward-looking statements

The reader is advised that this report contains forward-looking statements, including statements relating to the Company’s future policies and strategies, and estimates of future business development. As opposed to statements of historical fact, these constitute estimates or projections made by the Company’s management on the basis of facts known to them as of the time of writing, and actual results may therefore differ substantially from such statements, due to a wide variety of possible risk factors.

A fair and accurate translation of the material provisions of the fourth section of the above-mentioned foreign language document, Material Subsequent Events of the Towa Real Estate Development Co., Ltd. Since the End of the Last Fiscal Year, is as follows.

The following material subsequent events have occurred at Towa Real Estate Development Co., Ltd. since the end of the last fiscal year (March 31, 2008):

1)
The company repurchased and canceled 10,890,000 shares of the company’s Series E preferred stock, representing 87.89% of the total issued Series E preferred shares. The value of these acquired and cancelled shares was 6,774 million yen.

2)	The company recorded 4,354 million yen in extraordinary expenses in the third quarter due to cancellation of plans for a condominium business in Shiomi 2-chome, Koto-ku, Tokyo.

3)
Shares of Mitsubishi Jisho Towa Community Co. Ltd. (an equity method affiliate company of Towa Real Estate Development Co., Ltd.) held by Towa Real Estate Development Co., Ltd. were transferred to Mitsubishi Estate Company, Limited.

4)	The company wrote down 9.7 billion yen of deferred tax assets.

5)
A fair and accurate translation of the material provisions of this section is included in Mitsubishi Estate Company, Limited’s Notice Concerning Subscription for an Allocation of New Shares to a Third Party, dated February 5, 2009, attached to Exhibit I-6.

A fair and accurate translation of the material provisions of the fifth section of the above-mentioned foreign language document, Material Subsequent Events of the Mitsubishi Estate Company, Limited Since the End of the Last Fiscal Year, is as follows.

The following material subsequent events have occurred at Mitsubishi Estate Company, Limited since the end of the last fiscal year (March 31, 2008):

1)
The company made a decision to change dividend policies for its overseas subsidiary, Rockefeller Group, Inc. and consequently reduced its deferred tax liabilities in the fourth quarter consolidated financial report. Corporate tax adjustments (losses) decreased by 27.5 billion yen and net income increased by 27.5 billion yen for the fiscal year ending March 2009.

2)
A fair and accurate translation of the material provisions of this section is included in Mitsubishi Estate Company, Limited’s Notice Concerning Subscription for an Allocation of New Shares to a Third Party, dated February 5, 2009, attached to Exhibit I-6.